Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES EXTENSION OF
PERIOD FOR SHARE SALE BY KERSAF

PARADISE ISLAND, The Bahamas, June 27, 2002 – Sun International Hotels Limited (NYSE: SIH) (the “Company”) announced today that it has amended its agreement with Kersaf Investments Limited (“Kersaf”) regarding the sale by Kersaf and certain of its affiliates of 2,000,000 of the Company’s Ordinary Shares. Pursuant to the amendment, Kersaf must complete the sale of such shares prior to October 30, 2002, subject to certain exceptions. Kersaf’s agreement with the Company previously provided that Kersaf must complete such sale prior to June 30, 2002.

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company’s public filings with the Securities and Exchange Commission.

About Sun International

Sun International is a leading developer and operator of premier casinos, resorts and luxury hotels. Its flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In the luxury resort hotel business, the Company operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit the website at www.sunint.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.